UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   November 15, 2010           File No.  001-33511

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Institution to Invest $2 Million in Dejour

Vancouver, British Columbia, November 15, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces the Company has entered into a definitive agreement to sell 7,142,858 common shares and 4,642,858 share purchase warrants to a New York based institutional investor, resulting in expected gross proceeds of approximately CAD$2 million. The warrants have an exercise price of CAD$0.40 per share and a 5 year term from the closing date of the transaction.

Dejour intends to use the net proceeds from the offering to accelerate the previously announced waterflood program at its Woodrush oil project in northeastern British Columbia, retire certain debt obligations and supplement working capital.

The offering is expected to be completed or about November 16, 2010, subject to the satisfaction of customary closing conditions, including the approval of the NYSE Amex and the TSX.

A portion of the offered securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and such securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act absent registration or an applicable exemption from the registration requirements of the 1933 Act.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation, including without limitation statements regarding the expected proceeds and expected closing date of the offering, the use of proceeds from the offering, and the company’s growth potential. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, risks that the closing conditions will not be satisfied and the offering will not close, risks that the financial condition of Dejour, the condition of its properties, the conditions in the oil & gas industry or conditions in the market will change and necessitate a change in the use of the proceeds from this offering, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities, including the Dejour’s Annual Report of Form 20-F for the year ended December 31, 2009, as filed with the United States Securities and Exchange Commission. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd. (Registrant)

Dated: November 15, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer